WOODSIDE

RECEIVED

2004 AUG -5 A 9:43

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

27 July 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

04036020

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – WA-271-P (Indian-1), lodged with the Australian Stock Exchange on 27 July 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
AUG 06 2004
THOMSON
FINANCIAL

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 27 JULY 2004
10:30AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-271-P
INDIAN-1

Woodside Energy Ltd., a wholly owned subsidiary of Woodside Petroleum Ltd., Operator of the WA-271-P Joint Venture, reports that on 27 July 2004 anchors were being pulled on the Indian-1 exploration well located in the Exmouth Sub-basin.

Since the last report, the 8½ inch hole section was drilled to a total depth of 2,316 metres, wireline logs were run, and the well was plugged and abandoned.

Preliminary log analysis indicates that the target Eskdale Member sands are water wet.

The Atwood Eagle semi-submersible drilling rig drilled the well. The well location is approximately 10 kilometres west southwest of the Stybarrow field. Water depth at the location is 981 metres.

All reported depths are referenced to the rig rotary table.

Joint venture participants in WA-271-P are Woodside Energy Ltd. (60%) and Mitsui E&P Australia Pty Limited (40%). The well is being drilled by BHP Billiton on behalf of the WA-271-P operator, Woodside Energy Ltd.